UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 19, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Alkermes, Inc.
File No. 1-14131 - CF#33215

Alkermes Public Limited Company, successor to Alkermes, Inc., submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information Alkermes, Inc. excluded from the Exhibits to a Form 10-Q filed on February 8, 2005.

Based on representations by Alkermes Public Limited Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.4	through December 3, 2018
Exhibit 10.5	through December 3, 2018
Exhibit 10.6	through December 3, 2018
Exhibit 10.7	through December 3, 2018
Exhibit 10.9	through December 3, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary